Mail Stop 3561-CF/AD 11
      						August 25, 2005

Via U.S. Mail and Fax (972 3 972 6001)

Mr. Jacob Batchon, Financial Officer
Crow Technologies 1977 Ltd.
12 Kineret Street
Airport City, Israel

	RE:	Crow Technologies 1977 Ltd.
      Form 20-F for the fiscal year ended December 31, 2004
		Filed July 14, 2005
      File No. 0-13844

Dear Mr. Batchon:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in the future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2004

Recent Developments, page 21

1. Please refer to the information provided in first paragraph under
the above caption. Your attention is directed to the staff`s comment
letter issued on September 13, 2002 on the examination of your Amendment # 1 to Form F-3 filed on July 9, 2002 and Form 20-F for the year ended December 31, 2001.  Our records indicate that you did not
respond to our comments issued in the above indicated letter.
Please
advice.   Please provide us with your responses to comment nos. 7,
17, 18 and 19 issued on the Form 20-F for the year ended December
31,
2001.


Crow Technologies 1977 Ltd.
August 25, 2005
Page 2

Item 5. Operating and Financial Review and Prospects

Significant Accounting Principles and Policies

Reclassification, page 39

2. We note that regarding the year 2003, NIS 638 thousands was classified from "deferred taxes on income" in "long term liabilities" to "other accounts receivable" in current assets. Please tell us if this reclassification was restatements to correct prior year errors.
Also, tell us if the reclassification had any effect on the consolidated statements of operations for the year ended December 31,
2003.

Revenue Recognition, page 40

3. Disclose in detail why you consider that your revenue recognition and allowance for doubtful accounts policies have substantial impact on the financial statements. Also, tell us why you believe that your accounting policies for the inventories, impairment of property and equipments and intangible assets are not critical accounting policies. For additional guidance, please refer to Item 5 of Form 20-F and the Implementation Guidance to FR- 60 issued by the SEC in
January 2002. Also, disclose in future filings how accurate the estimates of the net realizable revenue have been in the past, and provide sensitivity analysis depicting reasonably likely scenarios had other variables been chosen in the determination of your estimates. Refer to SEC Interpretive Release no. 33-8350 Commission
Guidance Regarding Management`s Discussion and Analysis of
Financial
Condition and Results of Operations.

4. Clarify for us the nature of any continuing involvement or significant post-sales commitments that you may have with regard to certain sales of security alarm systems.
Also, tell us if your sales involve multiple elements, such as the sales of products, installation services and customer service and support. Discuss how you determined that these multiple deliverables are not considered separate units of accounting as discussed by EITF
00-21. If applicable, please discuss your liability for the product warranty.

Analysis of our Operation Results for the Year ended December 31,
2004 as Compared to the Year ended December 31, 2003, page 40

5. Please disclose and discuss in future filings, the changes in each material component of the "Cost of sales" line item disclosed on page
F-40. In circumstances where there is more than one business reason for the change, you should attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Your present discussion on page 41 is not very informative.







Crow Technologies 1977 Ltd.
August 25, 2005
Page 3

Financial Statements:
Notes to Consolidated Financial Statements

Note 20. Effect of material differences between Israeli GAAP and US
GAAP on the consolidated financial statement, page F-42

e. Preferred shares of an affiliate, page F-43

6. Tell us about the nature of your investment in the affiliate including the characteristics of the preferred shares. Tell us how you consider the consensus reached in EITF 02-14 in determining the difference in accounting between Israel GAAP and US GAAP. Also, tell us how you concluded that you don`t have to recognize equity losses under US GAAP.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.  You may contact Gopal Dharia, Staff Accountant, at
(202)
551-3353 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,


							Larry Spirgel
								Assistant Director



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